Newmont Mining Corporation
6363 South Fiddler’s Green Circle
Greenwood Village, CO 80111
T 303.863.7414
F 303.837.5837
www.newmont.com

July 12, 2013

VIA EDGAR AND OVERNIGHT COURIER

Mr. John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE, Stop 4628

Washington, DC 20549

Re:	Newmont Mining Corporation (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2012 (the “Form 10-K”)
Filed February 22, 2013
Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”)
Filed March 7, 2013
Form 10-Q for Fiscal Quarter Ended March 31, 2013 (the “Form 10-Q”)
Filed April 30, 2013
File No. 001-31240

Dear Mr. Reynolds:

Please find below the responses of Newmont Mining Corporation, a Delaware corporation (the “Company” or “Newmont”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter to Mr. Stephen P. Gottesfeld of the Company dated June 13, 2013 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is reprinted below in bold and is followed by the Company’s response.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 23

1.	We note the tables providing a Summary of 2012 CEO Compensation on page 27 and Actual Realizable Compensation for 2012 on page 48. Please confirm that in future filings you will not present these alternatives tables more prominently than the Summary Compensation Table required by Item 402(c) of Regulation S-K. In addition, please confirm that in future filings you will disclose that these alternative tables are not a substitute for the Summary Compensation Table. Please provide draft disclosure. For guidance see the Staff Observations in the Review of Executive Compensation Disclosure at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm

Mr. John Reynolds

July 12, 2013

With regard to the tables providing a Summary of 2012 CEO Compensation and Actual Realizable Compensation for 2012, we confirm that in future filings we will not present these alternative tables more prominently than the Summary Compensation Table required by Item 402(c) of Regulation S-K. We also confirm that in future filings we will disclose that the alternative tables are not a substitute for the Summary Compensation Table. Below is the draft disclosure as requested by the Staff’s comment (the new language is underlined to reflect the revised lead-in paragraph to the Summary of 2012 CEO Compensation table):

Summary of 2012 CEO Compensation. Based on the 2012 business and incentive plan results discussed in the prior sections, Mr. O’Brien received compensation as listed in the table below for 2012. Information for prior years is also provided for a year-over-year comparison. Note that in 2011, Mr. O’Brien volunteered to forego his Strategic Objectives Bonus based on a one-time impairment recorded for that year. Outside of this, 2012 compensation would have otherwise remained generally consistent with or slightly below 2011 and 2010. Details regarding the amounts listed in the table for Mr. O’Brien are provided in the section “2012 Compensation” and in the “Summary Compensation Table.” The following table is not intended as a substitute for the Summary Compensation Table required by the Securities and Exchange Commission, which appears on page     .

Similarly, we would also revise the lead-in paragraph to the Actual Realizable Compensation for 2012 table to read as follows (new language underlined):

Actual Realizable Compensation for 2012. The following table summarizes the actual realizable compensation relative to the target compensation for 2012. The following table is not intended as a substitute for the Summary Compensation Table required by the Securities and Exchange Commission, which appears on page     .”

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Non-GAAP Financial Measures

All-In Sustaining Costs, page 54

2.	In future filings please expand your disclosure here to include a brief description of the World Gold Council (“WGC”) to enhance an investor’s understanding of this organization, its operations, and its role in defining the all-in sustaining cash costs non-GAAP measure. In your revised disclosure, please explicitly state that WGC is not a regulatory industry organization, and clarify your relationship with WGC, if any. Please provide us with any draft disclosure of your planned revisions.

Mr. John Reynolds

July 12, 2013

The Company confirms that it will provide enhanced disclosure in future filings to assist an investor in understanding the operations of WGC and its role in defining the all-in sustaining cash costs non-GAAP measure. The following is an example of how the Company’s disclosure will be revised in future filings:

The World Gold Council (“WGC”) is a non-profit association of the world’s leading gold mining companies, established in 1987 to promote the use of gold from industry, consumers, and investors. The WGC has worked with its member companies to develop a metric that expands on GAAP measures such as cost of goods sold and non-GAAP measures to provide visibility into the economics of a gold mining company regarding its expenditures, operating performance and the ability to generate cash flow from operations.

Newmont is a member company of the WGC and has been working with fellow members and the WGC to develop an all-in sustaining cash cost measure. In June 2013, WGC’s Board approved the “all in sustaining cash-costs non-GAAP measure” as a measure to increase investors’ visibility by better defining the total costs associated with producing gold.

The WGC is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

3.	We note your inclusion of the non-GAAP measure All-In Sustaining Costs. Please address the following in the future filings:

•

You state this measure is used by investors and others to compare your performance with other gold producers, yet you also disclose that other companies may calculate such measure differently. Please revise to reconcile these two statements and clearly disclose the reasons why you believe this measure provides useful information to investors regarding your financial condition and results of operations. Refer to Item 10(e)(1)(i)(C) of Regulation S-K;

•	Clarify why this measure is meant to provide more or better information about the costs of producing gold than an GAAP-derived measure (e.g., cost of revenue); and

•

Clarify the nature and method of calculating each of the adjustments made to total cash costs to arrive at this measure. Ensure you specifically address (i) why copper sales are excluded, (ii) how sustaining capital is determined including which activities to include vs. exclude and (iii) why certain expenses are excluded from the other expense adjustment. Also, explain whether each adjustment can be determined from one or more income statement line items.

Mr. John Reynolds

July 12, 2013

Please provide us with draft disclosure of your planned changes.

The following is an example of how the Company’s non-GAAP financial disclosure will be revised in future filings (new language underlined):

All-in sustaining costs are non-GAAP financial measures. This measure includes Costs applicable to sales, General and administrative, Reclamation and remediation, Exploration, Advanced projects, research and development, Other expense, net and sustaining capital expenditures. The sum of these costs, less copper sales is divided by gold ounces sold to determine a per ounce amount. Attributable all-in sustaining costs are based on our economic interest in production from our mines. For operations where we hold less than a 100% economic share in the production, we exclude the share of gold or copper production attributable to the non-controlling interest.

Current GAAP-measures used in the gold industry, such as cost of goods sold, do not capture all of the expenditures incurred to discover, develop, and sustain gold production. Therefore, we believe that all-in sustaining costs and attributable all-in sustaining costs are non-GAAP measures that provide additional information to management, investors and analysts that aid in the understanding of the economics of our operations and performance compared to other gold producers.

All-in sustaining costs amounts are intended to provide additional information only and do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles and policies applied in accounting frameworks, such as International Financial Reporting Standards (“IFRS”). Differences may also arise related to a different definition of sustaining versus development capital activities based upon each company’s internal policy.

In determining All-in sustaining costs, the cost associated with producing and selling an ounce of gold is reduced by the benefit received from the sale of copper pounds. This is consistent with how we determine “Net attributable costs applicable to sales” per ounce. We determined “sustaining capital” as those capital expenditures that are necessary to maintain current production and execute the current mine plan. Capital expenditures to develop new operations or related to projects at existing operations where these projects will enhance production or reserves are considered development. All other costs related to existing operations are considered sustaining and are included in our All-in sustaining cost non-GAAP financial measure. These costs include the income statement line items Costs applicable to sales, General and administrative, Reclamation and remediation, Exploration, Advanced projects, and Other expense, net. However, we excluded certain expenses from Other Expense, Net to be consistent with the adjustments made to Net Income as disclosed in the Company’s non-GAAP measure Adjusted net income. The adjustments to Other Expense, Net are restructuring and other of $9 and TMAC transaction costs of $45 for 2013 and Hope Bay care and maintenance of $50 for 2012.

Mr. John Reynolds

July 12, 2013

******

In connection with responding to the Staff’s comments, the Company is aware of and acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff wishes to discuss the responses provided above at any time, please do not hesitate to contact Logan Hennessey, Associate General Counsel and Assistant Corporate Secretary, at (303) 837-5674.

Sincerely,

/s/ Stephen P. Gottesfeld

Stephen P. Gottesfeld
Executive Vice President, General Counsel and Corporate Secretary

cc:	James Giugliano
Shaz Niazi
James Lopez